SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

16119P108
(CUSIP Number)

Ralph P. Huber
Andrew P. Kransdorf
Advance/Newhouse Partnership
c/o Sabin Bermant & Gould LLP
One World Trade Center, 44th Floor
New York, NY 10007
(212) 381-7000

With a Copy to:

Brian E. Hamilton
Scott B. Crofton
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,329,334 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,329,334 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,329,334 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Each of the (i) Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among the Issuer, former Charter Communications, Inc. (“Legacy Charter”), Liberty Broadband Corporation (“Liberty”) and Advance/Newhouse Partnership (“A/N”) as amended on May 18, 2016 (the “Second Amended and Restated Stockholders Agreement”) and (ii) Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty, A/N and the Issuer (the “Proxy and Right of First Refusal Agreement”) contains provisions relating to the ownership and voting by the Reporting Person in respect of its A/N Notional Shares (as defined below).  The Reporting Persons expressly disclaim the existence of and membership in a group with Liberty.  See Item 6 of this Statement.

(2)
Michael A. Newhouse, who beneficially owns 564 shares of Class A Common Stock is a Trustee of Advance Long-Term Management Trust, Executive Vice President of Newhouse Broadcasting Corporation, Co-President of Advance Publications, Inc. and Vice President of Advance/Newhouse Partnership.  Samuel I. Newhouse, III, who beneficially owns 528 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, a Director and Executive Vice President of Newhouse Broadcasting Corporation, and a Director and Co-President of Advance Publications, Inc.  The Reporting Persons expressly disclaim the existence of and membership in a group with Michael A. Newhouse and Samuel I. Newhouse, III.

(3)
Includes 30,995,834 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), issuable upon conversion of the Class B Common Units (“Class B Common Units”) of Charter Holdings Communications Corp. (“Charter Holdings”), and 9,333,500 shares of Class A Common Stock issuable upon conversion of the Convertible Preferred Units of Charter Holdings (“Convertible Preferred Units”), in each case, held by A/N.  Upon exchange by A/N, the 30,995,834 Class B Common Units owned by A/N will be exchanged, at the Issuer’s option, into either (i) shares of Class A Common Stock of the Issuer (“Class A Common Stock”) on a one-for-one basis or (ii) cash based on the volume-weighted average price of the Class A Common Stock for the two consecutive trading days immediately prior to the date of delivery of an exchange notice by A/N.  Each of the 25,000,000 Convertible Preferred Units with face amount of $100 held by A/N are convertible, in the hands of A/N and its affiliates, into 0.37334 of a Class B Common Unit and, in the hands of any other person, into 0.37334 of a share of Class A Common Stock, representing a conversion price of $267.85, subject to customary anti-dilution adjustments.   A/N owns one share of Class B Common Stock of the Issuer, which entitles A/N to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of shares of Class A Common Stock into which the Class B Common Units and Convertible Preferred Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A Common Stock are delivered upon conversion or exchange (the “A/N Notional Shares”).  Does not include the 564 shares of Class A Common Stock beneficially owned by Michael A. Newhouse or the 528 shares of Class A Common Stock beneficially owned by Samuel I. Newhouse, III.

(4)
For purposes of calculating beneficial ownership in this statement on Schedule 13D (this “Statement”), the total number of shares of Class A Common Stock outstanding as of May 18, 2016 is approximately 270.4 million, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on May 18, 2016. The percentage provided represents the percentage of Class A Common Stock beneficially owned by the applicable Reporting Person divided by the sum of (i) the amount of Class A Common Stock currently outstanding as reported by the Issuer plus (ii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable, of the Class B Common Units and Convertible Preferred Units, in each case, held by A/N.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 40,329,334 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 40,329,334 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,329,334 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 40,329,334 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 40,329,334 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,329,334 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 40,329,334 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 40,329,334 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,329,334 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,329,334 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,329,334 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,329,334 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

Item 1.    Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Class A common stock, par value $.001 per share (the “Class A Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The principal executive offices of the Issuer are located at 400 Atlantic Street, 10th Floor, Stamford, Connecticut 06901.

Item 2.    Identity and Background.

This Statement is being filed jointly on behalf of by Advance/Newhouse Partnership, a New York general Partnership (“A/N”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with A/N, NBCo, API and NFH, the “Reporting Persons” and each, a “Reporting Person”). The Reporting Persons are filing this Statement to report the 40,329,334 shares of Class A Common Stock into which the 30,995,834 Class B Common Units (“Class B Common Units”) of Charter Communications Holdings, LLC (“Charter Holdings”) and (ii) the 25,000,000 Convertible Preferred Units of Charter Holdings (“Convertible Preferred Units”) with aggregate face amount of $2.5 billion acquired by A/N on May 18, 2016 (the “Effective Date”) are convertible or exchangeable, as applicable, and A/N’s concomitant acquisition of one share of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), which entitles A/N to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of shares of Class A Common Stock (the “A/N Notional Shares”) into which the Class B Common Units and Convertible Preferred Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A Common Stock are delivered upon conversion or exchange.

NBCo is included as a Reporting Person solely because of its indirect interest in A/N through intermediate companies Newhouse Cable Holdings LLC, a New York limited liability company (“NCH”), and A/NPC Holdings LLC, a Delaware limited liability company (“A/NPC Holdings”).  NCH is a wholly owned subsidiary of NBCo and holds a 61.24% interest in A/NPC Holdings.  A/NPC Holdings holds 99% of the interests of A/N directly and 1% of the interests in A/N through its wholly owned subsidiary A/NP Holdings Sub LLC, a Delaware limited liability company (“A/NP Holdings Sub”).  API is included as a Reporting Person solely because of its indirect interest in A/N through intermediate companies, The Patriot-News Co., a Pennsylvania corporation (“Patriot”), Advance Magazine Publishers, Inc., a New York corporation (“AMPI”), Condé Nast International Inc., a Delaware corporation (“Condé Nast”), Newark Morning Ledger, a New Jersey corporation (“NML”), the Birmingham News Company, an Alabama corporation (“Birmingham”), Advance Communications Company LLC, a New York limited liability company (“Advance Communications Co.”), and A/NPC Holdings.   Advance Communications Co. holds a 38.76% interest in A/NPC Holdings and is the managing member of A/NPC Holdings.  Advance Communications Co. is a wholly owned subsidiary of Birmingham, which is a wholly owned subsidiary of NML, which is a wholly owned subsidiary of Condé Nast, which is a wholly owned subsidiary of AMPI, which is a wholly owned subsidiary of Patriot, which is a wholly owned subsidiary of API.   NFH is included as a Reporting Person solely because it holds 100% of the common shares in API, which have the power to elect the board of directors of API.  NFH disclaims beneficial ownership of the shares of Class A Common Stock reported on this Statement.  Advance Long-Term Trust is included as a Reporting Person solely because it is the sole general partner of NFH.  Advance Long-Term Trust disclaims beneficial ownership of the shares of Class A Common Stock reported on this Statement.  The trustees of Advance Long-Term Trust are Samuel I. Newhouse, III, Steven O. Newhouse, Michael A. Newhouse, Victor F. Ganzi and Peter C. Gould. Each of the trustees disclaims beneficial ownership of the shares of Class A Common Stock reported on this Statement.

A/N

(a) Name of Person Filing	Advance/Newhouse Partnership

(b) Address of Principal Business Office	5823 Widewaters Parkway E. Syracuse, NY 13057

(c) Principal Business	Holding company holding investment in the Issuer

(d) — (e)
During the last five years, neither A/N, nor, to A/N’s knowledge, any of the individuals referred to in Exhibit 7(a), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	New York

NBCo

(a) Name of Person Filing	Newhouse Broadcasting Corporation

(b) Address of Principal Business Office	5823 Widewaters Parkway E. Syracuse, NY 13057

(c) Principal Business	Holding company indirectly holding interests in the Issuer and other investments.

(d) — (e)
During the last five years, neither NBCo, nor, to NBCo’s knowledge, any of the individuals referred to in Exhibit 7(b), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	New York

API

(a) Name of Person Filing	Advance Publications, Inc.

(b) Address of Principal Business Office	950 Fingerboard Road Staten Island, NY 10305

(c) Principal Business	Holding company indirectly holding interests in the Issuer and other investments.

(d) — (e)
During the last five years, neither API, nor, to API’s knowledge, any of the individuals referred to in Exhibit 7(c), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	New York

NFH

(a) Name of Person Filing	Newhouse Family Holdings, L.P.

(b) Address of Principal Business Office	One World Trade Center New York, NY 10007

(c) Principal Business	Holding company indirectly holding a voting interest in API and other investments

(d) — (e)
During the last five years, neither NFH, nor, to NFH’s knowledge, any of the individuals referred to in Exhibit 7(d), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Advance Long-Term Trust

(a) Name of Person Filing	Advance Long-Term Management Trust

(b) Address of Principal Business Office	c/o Robinson Miller LLC One Newark Center, 19th Floor Newark, NJ 07102

(c) Principal Business	Holds a general partnership interest in NFH.

(d) — (e)
During the last five years, neither Advance Long-Term Trust, nor, to Advance Long-Term Trust’s knowledge, any of the individuals referred to in Exhibit 7(e), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	New Jersey

Item 3.  Source and Amount of Funds or Other Consideration.

The Convertible Preferred Units and exchangeable Class B Common Units beneficially owned by the Reporting Persons were not purchased by the Reporting Persons but were acquired on May 18, 2016, as part of the consideration for Contribution (as such term is defined in the Contribution Agreement) in accordance with the terms of the Contribution Agreement, dated as of March 31, 2015, by and among the Issuer, A/N, Charter Holdings and certain other parties thereto, as amended on May 23, 2015 (the “Contribution Agreement”).  At the closing of the Contribution (the “Effective Time”), A/N received (i) approximately $2.021 billion in cash, (ii) 30,995,834 exchangeable Class B  Common Units, (iii) 25,000,000 Convertible Preferred Units with an aggregate face amount of $2.5 billion and which pay a 6% annual preferential dividend and (iv) one share of the Issuer’s Class B Common Stock, which entitles the holder to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of A/N Notional Shares, which voting rights are generally intended to reflect A/N’s economic interests in the Issuer and Charter Holdings.

Item 4.  Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Class A Common Stock reported on this Statement on May 18, 2016 as part of the consideration for the Contribution (as defined in the Contribution Agreement) and intend to hold their interests in the Issuer for investment purposes.  As contemplated by the Second Amended and Restated Stockholders Agreement, on May 18, 2016, the board of directors (the “Board”) of the Issuer appointed Michael A. Newhouse and Steve Miron, each designated by A/N, as directors and further appointed Mr. Newhouse to the Board’s Finance Committee and Nominating and Corporate Governance Committee and Mr. Miron to the Board’s Compensation and Benefits Committee.

None of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated in clauses (a) through (j), above.

Notwithstanding the foregoing, the Reporting Persons intend to review continuously their investment in the Issuer, the Issuer’s business affairs and general industry and economic conditions, and the Reporting Persons’ other business opportunities and liquidity considerations. Based on such review, the Reporting Persons may in the future determine (subject to the terms of the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended on May 18, 2016 (the “Second Amended and Restated Stockholders Agreement”), by and among Liberty Broadband Corporation (“Liberty”), A/N, the Issuer and former Charter Communications, Inc. (“Legacy Charter”), the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016 (the “Proxy and Right of First Refusal Agreement”), by and among Liberty, A/N and the Issuer, the Operating Agreement, dated as of May 18, 2016 (the “Operating Agreement”), by and among Charter Holdings, the Issuer, Legacy Charter, A/N and CCH II, LLC and the Exchange Agreement, dated as of May 18, 2016 (the “Exchange Agreement”), by and among Charter Holdings, the Issuer, A/N and CCH II, LLC), (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it, (iii) to engage in hedging and pledging transactions with respect to the securities of the Issuer owned by it, (iv) to approve an extraordinary corporate transaction with regard to the Issuer, or (v) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) – (j), above. As described in Item 6 below, the Reporting Persons are subject to certain restrictions on acquisitions, dispositions, hedges and pledges of securities of the Issuer, including certain rights of first offer and rights of first refusal granted to the Issuer and Liberty.  Accordingly, the Reporting Persons and their representatives may engage in discussions with the Issuer, Liberty and their representatives in connection with any such transactions.  The Reporting Persons specifically reserve the right to change their intention with respect to any or all of the foregoing.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons are the beneficial owner of 40,329,334 shares of Class A Common Stock.  The 40,329,334 shares of Common Stock constitute approximately 13.0% of the outstanding shares of Common Stock, based on approximately 270.4 million shares of Class A Common Stock outstanding as of May 18, 2016 as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on May 18, 2016.  In addition, Michael A. Newhouse, Co-President of API, is the beneficial owner of 564 shares of restricted Class A Common Stock of Charter received by him on May 19, 2016 in connection with his services as a director of the Issuer and Samuel I. Newhouse, III, trustee of Advance Long-Term Trust, is the beneficial owner of 538 shares of Class A Common Stock.

(b) The Reporting Persons have the sole power to (i) vote or direct the voting of 40,329,334 shares of Common Stock beneficially owned by them as described herein and (ii) dispose or direct the disposition of such shares, in each case, subject to the terms of the Operating Agreement, the Exchange Agreement, the Proxy and Right of First Refusal Agreement and the Second Amended and Restated Stockholders Agreement, described in Item 6 of this Statement.  The 564 shares of restricted Class A Common Stock of Charter beneficially owned by Michael Newhouse are subject to a vesting period and will fully vest on April 26, 2017.  Samuel I. Newhouse, III, has sole voting and dispositive power over the 538 shares of Class A Common Stock beneficially owned by him.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any person listed in Exhibits 7(a) through 7(e), with respect to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the entry into the Contribution Agreement, A/N entered into the Second Amended and Restated Stockholders Agreement.  In connection with the consummation of the Contribution on May 18, 2016, A/N entered into, inter alia, the Operating Agreement, the Exchange Agreement, the Registration Rights Agreement, dated as of May 18, 2016 (the “Registration Rights Agreement”), by and among the Issuer, Liberty and A/N, and the Proxy and Right of First Refusal Agreement.

Operating Agreement and Exchange Agreement

Transfer Restrictions and Conversion and Redemption Rights

Pursuant to the terms of the Operating Agreement the Class B Common Units are generally non-transferable by A/N (other than to its affiliates) and are exchangeable at any time into either, at the Issuer’s option, Class A Common Stock on a one-for-one basis or cash based on the volume-weighted average price of the Class A Common Stock for the two consecutive trading days immediately prior to the date of delivery of an exchange notice by A/N. The Convertible Preferred Units are generally transferable by A/N, subject to certain restrictions on transfer contained in the Operating Agreement and the Second Amended and Restated Stockholders Agreement, including the Charter ROFR and Charter ROFO, described in more detail below. Each Convertible Preferred Unit is convertible, in the hands of A/N and its affiliates, into either 0.37334 of a Class B Common Unit or, in the hands of any other person, 0.37334 shares of Class A Common Stock, representing a conversion price of $267.85, subject to customary anti-dilution adjustments.  After the fifth anniversary of the closing, the Issuer may redeem the Convertible Preferred Units if the price of the Class A Common Stock exceeds 130% of the conversion price (initially $348.21).  In addition, if the Issuer consummates a change of control transaction, the Convertible Preferred Units are to be redeemed for the consideration payable with respect to the number of shares of Class A Common Stock into which the Convertible Preferred Units are then convertible plus a make-whole amount based on the per share consideration payable in the change of control transaction, subject to a floor as set forth in the Operating Agreement.

Governance

Pursuant to the terms of the Operating Agreement, as long as A/N or its affiliates own at least 66 and 2/3% of the Convertible Preferred Units issued to A/N at the Effective Time, Charter Holdings may not issue any additional Convertible Preferred Units or any other preferred units of any class having a liquidation preference equal or superior to that of the Convertible Preferred Units.

Dividends and Distributions

Pursuant to the terms of the Exchange Agreement, in the event that the Issuer makes a dividend or distribution on the Class A Common Stock not funded (or previously funded) by a pro rata dividend or distribution on the common units of Charter Holdings, the Class B Common Units will be entitled to receive from Charter Holdings, at the holders’ option, (i) a cash amount equal to the amount of the per-share cash dividend or fair market value of the per-share distribution, or (ii) such number of Class B Common Units equal to such cash amount divided by the volume-weighted average price of the Class A Common Stock for the 10 consecutive trading days ending on and including the record date for such dividend or distribution.

Right of First Refusal; Right of First Offer

Pursuant to the terms of the Operating Agreement, A/N has granted Charter Holdings a right of first refusal (the “Charter ROFR”) over any transfer of the Convertible Preferred Units by A/N, other than transfers to its affiliates, deemed transfers in connection with certain hedging and pledging transactions permitted under the terms of the Second Amended and Restated Stockholders Agreement and in connection with widely distributed private placement offerings of the Convertible Preferred Units.  Prior to the consummation of any sale of the Convertible Preferred Units in a transaction covered by the Charter ROFR, A/N must first offer to sell the Convertible Preferred Units to Charter Holdings on the same terms and at the same price.  If Charter Holdings accepts this offer, A/N must sell the Convertible Preferred Units to Charter Holdings for such terms and price.

Pursuant to the terms of the Operating Agreement, A/N has granted Charter Holdings a right of first offer (the “Charter ROFO”) with respect to any widely distributed private placement offering of the Convertible Preferred Units.  Prior to proceeding with any such private placement offering, A/N must first provide Charter Holdings with notice of its intent to conduct such private placement offering and provide Charter Holdings with an opportunity to make a good faith offer to purchase the Convertible Preferred Units proposed to be sold in such private placement offering.  If Charter Holdings makes an offer at a make-whole price determined based on certain valuation assumptions set forth in the Operating Agreement, to be updated at the time of such private placement offering as determined by A/N and Charter Holdings in good faith using their respective reasonable best efforts, A/N must instead sell the Convertible Preferred Units proposed to be sold in the private placement offering to Charter Holdings.  If Charter Holdings makes a good faith offer at less than such make-whole price, A/N may proceed with the proposed widely distributed private placement offering, subject to the right of Charter Holdings to increase its cash offer price at any time up to twenty-eight hours prior to the anticipated pricing of such private placement offering.  If Charter Holdings’ cash offer price exceeds the private placement offer price net of underwriting discounts and commissions, A/N must sell the Convertible Preferred Units subject to such private placement offering to Charter Holdings for the price offered by Charter Holdings.  If Charter Holdings’ offer does not exceed such price, A/N may consummate the private placement offering.

In the event that Charter Holdings exercises the Charter ROFR but, due to its own bad faith actions or failure to use reasonable best efforts to obtain any required government or regulatory approvals, fails to close on its purchase within the time periods specified in the Operating Agreement, the Charter ROFR terminates.  In the event that Charter Holdings exercises the Charter ROFO but, due to its own bad faith actions or failure to use reasonable best efforts to obtain any required government or regulatory approvals, fails to close on its purchase within the time periods specified in the Operating Agreement, the Charter ROFO terminates.

Registration Rights Agreement

Demand Registration Rights

Pursuant to the terms of the Registration Rights Agreement, each of Liberty, as of May 18, 2016, and A/N, from and after May 18, 2017, are entitled to cause the Issuer to register for resale Class A Common Stock held by them, and, with respect to A/N, Class A Common stock issuable upon conversion of the Class B Common Units or Convertible Preferred Units (“Registrable Securities”).

Shelf Registration Rights

In addition to the demand registration rights, each of Liberty and A/N are entitled to cause the Issuer to file and maintain a shelf registration statement for secondary offerings upon the occurrence of certain trigger events. Those trigger events include the pledge of Class A Common Stock, Class B Common Units or Convertible Preferred Units in connection with a hedging or pledging transaction permitted pursuant to the terms of the Second Amended and Restated Stockholders Agreement, in the case of A/N, the first date on which any Convertible Preferred Units are converted into Class A Common Stock by a party other than A/N, and 30 days prior to the expected settlement or unwinding of a hedging transaction in which Registrable Securities are expected to be received by the hedging counterparty.

Number of Registrations

Each of A/N and Liberty may request up to two registrations during any twelve-month period.  Any such registration prior to May 18, 2017 must involve an offering of at least $500 million of Registrable Securities and after May 18, 2017 must involve an offering of at least $250 million of Registrable Securities.

Piggyback Registrations

In addition to demand and shelf registrations, each of A/N and Liberty have the right to include in any proposed sale of Class A Common Stock, at least $100 million of Registrable Securities subject to, in the event of an underwritten offering, cutback based on the advice of the managing underwriters regarding the number of shares of Class A Common Stock that can reasonably be expected to be sold in such offering, in the manner set forth in the Registration Rights Agreement.

Holdback and Suspension

In connection with any registered underwritten offering of Class A Common Stock for the Issuer or A/N or Liberty, as applicable, upon request of the managing underwriters, each of A/N and Liberty will not, without the prior written consent of the managing underwriters, transfer any Registrable Securities during a period specified by the managing underwriters that may extend up to 10 days prior to and 90 days following the launch of such offering (the “Holdback Period”), subject to certain exceptions.  In addition, the Issuer may not engage in public distribution of any of its equity securities (or securities convertible into its equity securities) during the Holdback Period surrounding a demand or shelf registration offering requested by A/N or Liberty, subject to certain limited exceptions.

The Issuer has the right to suspend the filing of a registration statement or any offer or sale pursuant thereto if, with respect to a Liberty initiated registration, the non-Liberty designee members of the Board, and with respect to an A/N initiated registration, the non-A/N members of the Board, determine in good faith that doing so would (i) require disclosure of information that would have an adverse effect on the Issuer and that would otherwise not be required to be disclosed at such time or (ii) have an adverse effect on any transaction or negotiation of a merger, acquisition, disposition, financing reorganization, recapitalization or similar transaction.  Any such suspension prior to the effectiveness of a registration entitles the requesting party to withdraw the requested registration and make a request for such registration at a later time.

Termination

The registration rights of Liberty and A/N set forth in the Registration Rights Agreement terminate and are of no force or effect with respect to A/N once the equity interest of A/N and its affiliates in the Issuer falls below 5% and with respect to Liberty once the equity interest of Liberty and its affiliates in the Issuer falls below 5%.

Second Amended and Restated Stockholders Agreement

Governance; Election and Appointment of Designees

Pursuant to the terms of the Second Amended and Restated Stockholders Agreement, the Issuer’s Board is fixed at 13 directors, with three directors designated by Liberty and two directors designated by AN, such number of designees subject to Liberty or A/N maintaining certain levels of equity or voting interests in the Issuer.

So long as (i) each of Liberty’s and A/N’s designees to the Board is included in management’s slate of nominees for election as a director to the Board and the Issuer recommends approval of their election and (ii) the Board causes the appointment of at least one A/N designee and one Liberty designee to each of the committees of the Board (subject certain exceptions, and limitations, including with respect to eligibility), each of Liberty and A/N has agreed to vote its respective shares in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board with respect to the election or removal of directors.

For so long as Liberty’s equity or voting interest in the Issuer equals or exceeds 20%, and if A/N’s equity or voting interest in the Issuer reaches 20% (and so long as it continues to equal or exceed that level), certain transactions involving A/N or Liberty and amendments to the certificate of incorporation of the Issuer will require approval of a majority of those directors who are not appointed by Liberty or A/N, respectively (the directors not designated by A/N or Liberty, the “Unaffiliated Directors”).

For so long as Liberty’s equity or voting interest in the Issuer equals or exceeds 20%, and if A/N’s equity or voting interest in the Issuer reaches 20% (and so long as it continues to equal or exceed that level), Liberty will retain, and A/N will be entitled to, certain consent rights over actions taken by the Issuer, including the incurrence of indebtedness in excess of a preset leverage ratio, fundamental changes in the business or material investments.

For so long as A/N’s equity or voting interest in the Issuer is greater than 11%, Charter Holdings may not issue any additional Convertible Preferred Units or any other preferred units of any class having a liquidation preference equal or superior to that of the Convertible Preferred Units.

For so long as A/N’s equity or voting interest in the issuer is greater than 11%, the Issuer will not sell all or a majority of the membership interests of Bright House Networks, LLC prior to May 18, 2018 if such sale would occur on a basis other than a predominantly tax-deferred basis.

Limitation on Share Ownership and Voting; Standstill

Pursuant to the terms of the Second Amended and Restated Stockholders Agreement, Liberty’s equity ownership in the Issuer will be capped at the greater of 26% or the cap on its voting interest (as set forth below), and A/N’s equity ownership in the Issuer will be capped at the greatest of its equity ownership immediately following the Effective Time, 25% and the cap on its voting interest (as set forth below).  Liberty’s voting interest in the Issuer will be capped at the greater of (x) 25.01% (or 0.01% above the person or group holding the highest voting percentage of the Issuer) and (y) 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in A/N’s equity interest in the Issuer below 15%. A/N’s voting interest in the Issuer will be capped at 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in Liberty’s equity interest in the Issuer below 15%.

In addition, subject to certain exceptions, Liberty and A/N are subject to certain customary standstill provisions prohibiting, among other things, each of Liberty and A/N from engaging in any solicitation of proxies or consents relating to the election of directors of the Issuer, proposing a matter for submission to a vote of stockholders of the Issuer or calling a meeting of the stockholders of the Issuer or taking any action or making any public statement not approved by the Board to seek to control or influence the management, the Board or the policies of the Issuer.

Transfer Restrictions

Pursuant to the terms of the Second Amended and Restated Stockholders Agreement, Liberty and A/N have agreed to certain restrictions on transfers of their respective equity securities of the Issuer.  Exceptions to these transfer restrictions include transfers pursuant to an underwritten public offering, Rule 144 sales, block sales or Rule 144A sales to persons who would not beneficially own 5% or more of such securities following such sale, sales between Liberty and A/N and its affiliates (subject to the equity ownership caps described above and certain pricing limitations), transfers approved by a majority of the Unaffiliated Directors, transfers approved by a majority of the stockholders of the Issuer (other than affiliates of A/N and Liberty), sales pursuant to certain tender offers, and sales of exchangeable notes, debentures or similar securities that reference a number of notional shares of the Issuer (in the case of A/N, not in excess of 50% of the number of such shares beneficially owned by A/N at the time of such sale).

Further, Liberty and A/N are permitted to enter into certain financing transactions, including pledges of the Issuer’s Class A Common Stock or, with respect to A/N, the Class B Common Units and Convertible Preferred Units of Charter Holdings, in respect of purpose or non-purpose loans, derivative transactions with linked financing with respect to such equity, and sales of exchangeable notes, debentures or similar securities.  With respect to A/N, A/N may only pledge up to 50% of such equity in connection with such hedging and pledging activities.

Rights Plan

Pursuant to the terms of the Second Amended and Restated Stockholders Agreement, the Issuer and the Board will not adopt a poison pill unless the Issuer exempts each of Liberty and A/N up to its equity cap as described above.  This restriction will cease to apply to Liberty or A/N upon the permanent reduction, with respect to Liberty, of Liberty’s equity interest in the Issuer below 15% and with respect to A/N, of A/N’s equity interest in the Issuer below 11%.  The Issuer’s certificate of incorporation provides that any decision with respect to a rights plan, including the implementation thereof, must be made by a majority of the Unaffiliated Directors.

Preemptive Rights

Pursuant to the terms of the Second Amended and Restated Stockholders Agreement, if the Issuer proposes to issue any equity securities of the Issuer in a capital raising transaction, each of Liberty and A/N (for so long as such person’s equity interest is equal to or greater than 10% immediately prior to such issuance), will have the right to purchase, in whole or in part, a number of such securities necessary to maintain its ownership of the Issuer after giving effect to the issuance, for cash.  Additionally, subject to certain exceptions, until May 18, 2021, if the Issuer proposes to issue any equity securities of the Issuer (other than in a capital raising transaction) and so long as Liberty has a 17.01% equity interest in the Issuer, Liberty will have preemptive rights to purchase that number of new securities equal to the lesser of (x) the number of securities necessary to maintain its equity ownership of the Issuer after giving effect to the issuance and (y) the number of new securities that, after giving effect to the issuance, will result in Liberty having an equity interest in the Issuer of 25.01%, in each case, for cash.  Subject to Liberty’s exercise of its preemptive rights in respect of such issuance, A/N will also have certain preemptive rights in the case of new issuances (other than in a capital raising transaction), provided that it holds 10% or more of the Issuer’s equity.

Termination

The Second Amended and Restated Stockholders Agreement will terminate upon certain events including, but not limited to, (i) with respect to (x) Liberty or A/N, upon a material breach by the Issuer (determined as set forth in the Second Amended and Restated Stockholders Agreement), and (y) with respect to the Issuer, upon a material breach by Liberty or A/N (determined as set forth in the Second Amended and Restated Stockholders Agreement), in each case subject to certain cure rights, and (ii) as to A/N or Liberty, at such time as A/N’s or Liberty’s respective equity ownership of the Issuer is 5% or less.

Proxy and Right of First Refusal Agreement

Proxy

Pursuant to the Proxy and Right of First Refusal Agreement, A/N has granted Liberty a 5-year irrevocable proxy (the “Proxy”) to vote the A/N Notional Shares that the Class B Common Stock is entitled to vote and any shares of Class A Common Stock held by A/N (such shares, the “Proxy Shares”), in an amount up to that amount which will result in Liberty having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer, provided, that the voting power of the Proxy Shares will be capped at 7.0% of the outstanding voting power of the Issuer.

The Proxy Agreement provides that Liberty may not vote the Proxy Shares on certain reserved matters including, among other things, change of control transactions of the Issuer, bankruptcy events of the Issuer or Charter Holdings, an authorization of any new class of securities of the Issuer or Charter Holdings, approvals of any non-ordinary course matters relating to A/N and changes to the terms of the Class B Common Stock.

The Proxy will terminate in the event that Liberty transfers shares of the Issuer other than in connection with certain permitted transfers.

Right of First Refusal

So long as the Proxy is in effect, if A/N proposes to transfer Class B Common Units or shares of Class A Common Stock, in each case, constituting either (i) shares representing the first 7.0% of the outstanding voting power of the Issuer held by A/N or (ii) shares representing the last 7.0% of the outstanding voting power of the Issuer held by A/N, Liberty will have a right of first refusal (the “Liberty ROFR”) to purchase all or a portion of any such securities A/N proposes to transfer.  The purchase price per share for any securities sold to Liberty pursuant to the Liberty ROFR will be the volume-weighted average price of the Class A Common Stock for the two trading day period before the notice of a proposed sale by A/N, payable in cash.  Certain transfers to affiliates of A/N, subject to the transferee entity entering into an agreement assuming the transferor’s obligations under the Proxy and Right of First Refusal Agreement, will not be subject to the Liberty ROFR.

The Liberty ROFR does not apply to transfers by A/N in connection with a change of control of the Issuer and Liberty may not exercise the Liberty ROFR to the extent that such exercise would result in Liberty’s ownership of securities exceeding the voting or equity limits set forth in the Second Amended and Restated Stockholders Agreement.

Term

The Proxy and Right of First Refusal Agreement will terminate on the first to occur of (i) May 18, 2021, (ii) the occurrence of a 40 Act Event (as defined in the Proxy Agreement), (iii) upon a material breach by Liberty of any of its agreements contained in the Proxy (subject to certain cure rights), (iv) a Liberty Change of Control (as defined in the Second Amended and Restated Stockholders Agreement), (v) a transfer by Liberty of Class A Common Stock, other than (x) certain permitted transfers (subject to certain requirements), (y) a transfer of Class A Common Stock constituting less than 1% of the voting power of the Issuer (subject to certain cure rights) or (z) a transfer of Class A Common Stock following which Liberty retains no less than a 17.01% equity interest in the Issuer, and (vi) the mutual agreement of Liberty and A/N.

The foregoing summaries of each of the Operating Agreement, Exchange Agreement, Registration Rights Agreement, Second Amended and Restated Stockholders Agreement and the Proxy and Right of First Refusal Agreement do not purport to be complete and are qualified by reference to the full text of each such document, each of which are incorporated herein by reference and attached as Exhibits 7(g) through 7(l) to this Statement.

Item 7.                      Material to Be Filed as Exhibits.

Exhibit No.	Description

7(a)	Partners of Advance Newhouse Partnership (“A/N”).

7(b)	Directors and Executive Officers of Newhouse Broadcasting Corporation.

7(c)	Directors and Executive Officers of Advance Publications, Inc.

7(d)	Partners of Newhouse Family Holdings, L.P.

7(e)	Trustees of Advance Long-Term Management Trust.

7(f)
Contribution Agreement, dated as of March 31, 2015, as amended on May 23, 2015, by and among former Charter Communications, Inc. (“Legacy Charter”), Charter Communications, Inc. (the “Issuer”), Advance/Newhouse Partnership (“A/N”) and Charter Communications Holdings, LLC (“Charter Holdings”) (incorporated by reference to Exhibits 2.2 and 2.3 to the Registration Statement on Form S-4 filed by CCH I, LLC on June 26, 2015 (File No. 333205240)).

7(g)
Operating Agreement of Charter Holdings, dated as of May 18, 2016, by and among Charter Holdings, the Issuer, Legacy Charter, A/N and CCH II, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2016).

7(h)
Exchange Agreement, dated as of May 18, 2016, by and among Charter Holdings, the Issuer, A/N and CCH II, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 20, 2016).

7(i)
Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and among Liberty Broadband Corporation (“Liberty”), A/N, and, for the purposes stated therein, the Issuer (incorporated by reference to Exhibit 10.1 to Liberty’s Current Report on Form 8-K, filed by Liberty on May 20, 2016).

7(j)
Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty, A/N and the Issuer (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2016).

7(k)
Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Legacy Charter, the Issuer, Liberty and A/N (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by CCH I, LLC on June 26, 2015 (File No. 333205240)).

7(l)	Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated as of May 18, 2016, by and among Legacy Charter, the Issuer, Liberty and A/N (incorporated by reference to Exhibit 7(p) to Liberty’s Schedule 13D/A filed by Liberty on May 26, 2016).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016

Advance/Newhouse Partnership

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Vice President

Newhouse Broadcasting Corporation

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Executive Vice President

Advance Publications, Inc.

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Co-President

Newhouse Family Holdings, L.P.

By: Advance Long-Term Management Trust, as General Partner

By:	/s/ Samuel I. Newhouse, III
Samuel I. Newhouse, III, as Trustee

By:	/s/ Steven O. Newhouse
Steven O. Newhouse, as Trustee

By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

By:	/s/ Victor F. Ganzi
Victor F. Ganzi, as Trustee

By:	/s/ Peter C. Gould
Peter C. Gould, as Trustee

Advance Long-Term Management Trust

By:	/s/ Samuel I. Newhouse, III
Samuel I. Newhouse, III, as Trustee

By:	/s/ Steven O. Newhouse
Steven O. Newhouse, as Trustee

By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

By:	/s/ Victor F. Ganzi
Victor F. Ganzi, as Trustee

By:	/s/ Peter C. Gould
Peter C. Gould, as Trustee